

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2014

<u>Via E-mail</u>
Dickson Fang
Chief Executive Officer
Teletronics International, Inc.
220 Perry Parkway
Gaithersburg, Maryland 20877

      **Re: Teletronics International, Inc.
             Registration Statement on Form 10-12(g)
             Filed July 8, 2014
             File No. 0-55241**

Dear Mr. Fang:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Celeste M. Murphy for

                            Larry Spirgel
                            Assistant Director

cc: <u>Via E-mail</u>
        William B. Barnett
        Barnett & Linn